[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

March 2, 2020

Anu Dubey Ken Ellington Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, DC 20549

RE:	The Cushing® MLP & Infrastructure Total Return Fund Registration Statement on N-14 (File No. 333-236206)

Dear Ms. Dubey and Mr. Ellington:

Thank you for your supplemental telephonic comments regarding the Registration Statement on Form N-14 (the “Registration Statement”) filed on January 31, 2020 by The Cushing® MLP & Infrastructure Total Return Fund (the “Registrant”). We have considered your comments and, on behalf of the Registrant, responses to those comments are set forth below. Changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement. Capitalized terms not defined herein have the definitions provided to them in the Registration Statement.

Comment 1:	Consider adding a discussion of the differences in the Funds’ return capital distributions in the comparison of risk factors.

Response:	The Registrant has added the requested disclosure.

Comment 2:	Remove references to the Target Fund and Acquiring Fund fee waivers in footnote 6 to the Fee Table.

Response:	The Registrant has revised footnote 6 to the Fee Table as requested.

Comment 3:	In the Expense Example, identify the pro forma Combined Fund as SRV.

Response:	The Registrant has revised the Expense Example as requested.

Comment 4:
Please explain how the Fund determined that net asset value is the better indicator of fair value, rather than the traded market price of shares in the transaction, for purposes of determination of the value of consideration given in applying asset acquisition accounting. Please cite applicable GAAP. We have noted other instances of several traded closed-end funds which have utilized the traded market price for purposes of determining fair value of the consideration given. See Golub Capital BDC N-14.

Response
ASC 805-50-30-2 provides that in asset acquisitions in which the consideration given is not in the form of cash, the consideration is measured based on either the cost (which shall be measured based on the fair value of the consideration given) or the fair value of the assets acquired, whichever is more clearly evident and, thus, more reliably measurable. The Registrant has determined that the fair value of the assets acquired, as represented by the net asset value of the Target Fund calculated in accordance with the valuation procedures adopted by the Board of Trustees of the Target Fund and the Acquiring Fund (the “Funds”) in accordance with Section 2(a)(41) of the Investment Company Act of 1940 (the “1940 Act”), is more clearly evident and, thus, more reliably measurable.

Net asset value is the key metric of value for registered closed-end funds (“closed-end funds”).1 For example, under Section 23(b) of the 1940 Act, closed-end funds generally are prohibited from selling their shares at a price below their current net asset value. In addition to forming the basis for sales of shares, net asset value is typically the reference point for advisory fees and other asset-based fees paid by closed-end funds. Over the years, the Commission and its Staff has provided significant guidance regarding the critical importance of the accuracy of net asset value calculation, the importance of properly valuing fund assets and the primacy of the oversight role of fund boards to determine, in good faith, the fair value of portfolio securities. In fact, the SEC has brought several enforcement proceedings against fund boards for failing to properly discharge these responsibilities. While shares of closed-end funds frequently trade at discounts or premiums to net asset value, net asset value remains the primary measurement of the value of a closed-end fund’s assets relied upon by such funds, their managers and their investors.

Net asset value is also a key metric for mergers of affiliated funds. Rule 17a-8 under the 1940 Act permits mergers of affiliated investment companies subject to certain conditions. One such condition is that the interests of each fund’s existing shareholders will not be diluted as a result of the merger. In order to comply with this requirement, mergers of closed-end funds are typically conducted at an exchange ratio based on the relative net asset values of the target fund and the acquiring fund. See, e.g., the Proposing Release for Rule 17a-8, which states that “The number of shares exchanged for the assets of the liquidating investment company typically is determined on the basis of the relative net asset values of the participating investment companies so that the interests of existing shareholders of either investment company are not diluted.” Consistent with this guidance and practice, the terms of the Merger provide for an exchange ratio based on the relative net asset values of the Funds, such that Acquiring Fund Common Shares having an aggregate net asset value equal to the aggregate net asset value of the Target Fund Common Shares shall be issued by the Acquiring Fund to the Target Fund Shareholders in exchange for all of the Target Fund Common Shares. (See Section 4(a) of the Form of Agreement and Plan of Merger.) Favoring the market price of the acquiring fund’s shares as the better indicator of the value of the assets acquired in a closed-end fund merger would be at odds with the regulatory regime established by Rule 17a-8.

1 As the context indicates, in this response we from time to time use “closed-end funds” to refer to registered closed-end funds and differentiate closed-end funds from business development companies (“BDCs”), which are closed-end funds that have elected to be regulated under the 1940 Act as business development companies. While many of the rules applicable to closed-end funds are also applicable to BDCs, there are important distinctions between closed-end funds and BDCs that the Registrant believes are relevant, which are discussed herein.

Registrant is not aware of any mergers of closed-end funds in which the funds have measured the consideration based on the market price of the shares issued for purposes of asset acquisition accounting. Registrant is aware of certain mergers of business development companies (“BDCs”), including the Golub Capital BDC merger cited in your comment, in which such measurement has been utilized by the acquiring BDC. Registrant cannot speak to why that determination was made by the relevant BDCs. However, we note that there are important differences between many BDC mergers, including the Golub Capital BDC merger, and affiliated fund mergers, such as the Merger, and between BDCs and closed-end funds.

While mergers of affiliated BDCs would be subject to Rule 17a-8, BDC mergers often involve mergers of unaffiliated BDCs, which are not subject to Rule 17a-8. Mergers of BDCs that are unaffiliated and/or have entirely different boards of directors are often conducted at a fixed exchange ratio negotiated at arms’ length by the boards of the participating BDCs and influenced by the relative trading prices of the shares of the participating BDCs. For example, in the Golub Capital BDC merger cited in your comment, the exchange ratio was fixed at 0.865 (subject to certain adjustments). However, mergers between affiliated closed-end funds are conducted at an exchange ratio based on the relative net asset values of the participating funds, without reference to the trading prices of the shares. At no point in the evaluation of the Merger by the Funds’ Board of Trustees did the Board of Trustees endeavor to negotiate or establish a fixed exchange ratio or consider the value of the Funds’ on the basis of their market capitalization. Instead, consistent with guidance under Rule 17a-8 and practice in affiliated closed-end fund mergers, the Boards considered whether a merger conducted on a net asset value for net asset value basis would be in the best interest of shareholders of both Funds.

An important difference between the Funds and BDCs is that BDC portfolios often include significant amounts of Level 3 assets, which have a significantly higher degree of subjectivity due to the use of unobservable inputs. For example, in the Golub Capital BDC merger cited in your comment, all of the investments of the target BDC and the acquiring BDC (with the exception of money market funds included in cash, cash equivalents and restricted cash and cash equivalents ) were Level 3 assets. Alternatively, substantially all of the Funds’ portfolios consist of Level 1 or Level 2 assets. As of November 30, 2019, the assets of the Funds were as follows:

	SRV (Acquiring Fund)	SRF (Target Fund)
Level 1	92.7%	83.6%
Level 2	7.3%	16.4%
Level 3	0%	0%

Therefore, regardless of whether the Funds’ shares trade at a premium or discount to net asset value, the Funds’ portfolio holdings are more easily valued and this valuation reflected in the Funds’ net asset value is the best metric of the value of such assets.

In addition, as is typically the case with an affiliated fund merger, the Funds utilize the same valuation procedures and valuation agents and therefore the value the Acquiring Fund will assign to the Target Fund assets immediately after the closing of the merger will be identical to the value assigned by the Target Fund to such assets immediately prior to the closing of the Merger. This would not necessarily be the case in a merger of BDCs that are unaffiliated or overseen by boards of directors and/or different managers (or internal management teams) and utilizing different valuation procedures. While BDCs are subject to the same rules and guidance regarding the valuation of their portfolio holdings as closed-end funds, valuation of their Level 3 holdings has significantly higher degree of subjectivity. As the SEC has stated “no single standard exists for determining fair value in good faith” and as a result “different fund boards… when fair value pricing identical securities, could reasonably arrive at prices that were not the same, consistent with the boards’ obligation to fair value price in good faith.” (Letter to the ICI Regarding Valuation Issues, December 8, 1999).  Therefore, as a result of the higher percentages of Level 3 assets held by most BDCs and the fact that many BDC mergers involve unaffiliated BDCs and/or BDCs having different boards of directors, it may be more likely that the valuations used for net asset value calculations by a target BDC and acquiring BDC will differ.

There are also significant differences in net asset value reporting by BDCs and closed-end funds. While BDCs are subject to the same rules and guidance regarding the valuation of their portfolio holdings as closed-end funds, BDCs typically determine and report their net asset values much less frequently than closed-end funds. BDCs typically only report their net asset value quarterly, in their financial statements that are published in their quarterly and annual reports with a 40-75 day lag from quarter end. Alternatively, the Funds, like most closed-end funds, have adopted policies to calculate and publicly report net asset value on a daily basis, shortly after the market close. Each day’s net asset value is published on the Funds’ website and disseminated through various financial data reporting services. As a result of the high percentage of Level 1 and Level 2 assets held by the Funds, the frequency of the Funds’ net asset value calculations and the wide dissemination of the Funds’ net asset values, the Funds’ net asset values are reliable, having been calculated in accordance with valuation procedures and ongoing board oversight in accordance with the 1940 Act as discussed above, and clearly evident.

Listed BDC shares may also have significantly higher trading volume and more analyst coverage relative to shares of smaller closed-end funds, like the Funds, which may be more thinly traded, and may not necessarily trade on any given day. The average daily trading volumes of the Funds for 2019 were 9,233 shares for the Target Fund and 28,834 shares for the Acquiring Fund.  By comparison, the Golub Capital BDC referenced in your comment has a 50 day average daily trading volume of approximately 650,000 shares and the median listed BDC has a 50 day average daily trading volume of approximately 185,000 shares. Regardless of a given days’ trading volume of Fund shares, or even if no shares trade on a given day, each Fund will value its portfolio holdings in accordance with its valuation procedures and publish a net asset value. Therefore it is a certainty that such net asset values will be available on the valuation date for the closing of the Merger and will form the basis for the exchange ratio of the Merger.

For these reasons, the Registrant has concluded that net asset value best represents the value of the assets acquired and the value of the consideration paid by the Acquiring Fund and is the clearly evident and most reliable measurement of the consideration paid.

* * * * * *

Should you have any questions concerning our responses to your comments, please direct them to the undersigned at (312) 407-0641.

Sincerely, /s/ Kevin T. Hardy Kevin T. Hardy